Mail Stop 4561

November 29, 2006

Mr. Robert A. Hamstead
Vice President, Secretary, and Treasurer
Pittsburgh & West Virginia Railroad
2 Port Amherst Drive
Charleston, WV   25306

       Re: **Pittsburgh & West Virginia Railroad**
               Form 10-K for the year ended December 31, 2005
               Filed March 27, 2006
               File No. 001-05447

Dear Mr. Hamstead:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief